Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-153135
SUPPLEMENT NO. 5
DATED DECEMBER 5, 2011
TO THE PROSPECTUS DATED JULY 12, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated July 12, 2011, Supplement No. 1 dated July 12, 2011, Supplement No. 2 dated August 19, 2011, Supplement No. 3 dated October 20, 2011, and Supplement No. 4 dated November 18, 2011.  Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 5 is to disclose the following:

•
operating information, including the status of our initial public offering, portfolio-level information on our investments, selected financial data, funds from operations and modified funds from operations information, net operating income information, distribution information, dilution information, compensation to our advisor, its affiliates and our dealer manager, and information regarding our share repurchase plan;

•	the six-month extension of an affiliate loan; and

•	an update to our list of sales literature used in connection with our initial public offering.

OPERATING INFORMATION

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of November 28, 2011, we had accepted aggregate gross offering proceeds of $9.4 million related to the sale of 1,028,170 shares of common stock, exclusive of DRP shares.  Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas or Ohio.  After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

Investment Portfolio

Investments in Unconsolidated Real Estate Joint Ventures

We, through wholly-owned subsidiaries of our operating partnership, have acquired five investments through unconsolidated joint ventures as further described below.  The following is a summary of our investment portfolio as of September 30, 2011 ($ in thousands):

						Joint Venture Equity Investment Information
Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(1)	Capitalization Rate(2)	Amount of Our Investment Net of Distributions and Cumulative Gains/(Losses)	Our Ownership Interest in Property Owner	Approx. Annualized Base Rent (3)	Average Annual Effective Rent Per Unit(4)	Approx. % Leased
Springhouse at Newport News/Newport News, Virginia	310,826	432	12/3/2009	$29,250	8.3%	$1,622	37.50%	$4,219	$9	94%
The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	3/31/2010	$14,250	7.4%	$257	23.31%	$2,129	$11	97%
The Apartments at Meadowmont/Chapel Hill, North Carolina	296,240	258	4/9/2010	$36,960	6.8%	$1,173	16.25%	$4,055	$16	98%
The Estates at Perimeter/ Augusta, Georgia	266,148	240	9/1/2010	$24,950	7.3%	$1,569	25.00%	$2,915	$12	95%
Gardens at Hillsboro Village/ Nashville, Tennessee	187,430	201	9/30/2010	$32,394	6.5%	$1,099	12.50%	$3,334	$17	98%
Total/Average	1,272,276	1,323		$137,804		$5,720		$16,652	$13	96%

(1)	Property Acquisition Cost excludes acquisition fees and closing costs.
(2)
The capitalization rate of the properties is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property, contracts in place or under negotiation, and our plans for operation of the property for a one-year period of time after acquisition of the property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Historical operating income is not necessarily indicative of future operating results.

(3)
Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of September 30, 2011 and does not take into account any rent concessions or prospective rent increases.

(4)	Annual effective rent per unit reflects tenant concessions available over the term of the lease.

Debt Obligations

Debt Obligations of Us

In connection with our equity investments in the joint ventures through which we hold our interests in the properties described above, we have entered loan agreements with affiliates of our sponsor.  Each loan is secured by a pledge of our interest in the indirect wholly owned subsidiary through which we hold the investment and a pledge of that entity’s interest in the joint venture entity which indirectly holds title to the property.  The following is a summary of our outstanding consolidated debt obligations as of September 30, 2011:

Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Maturity Date
Springhouse at Newport News Affiliate Loan	$1.7 million	30-day LIBOR + 5.00%(1)	Interest on a current basis.	06/03/2012
Estates at Perimeter Affiliate Loan	$1.9 million	30-day LIBOR + 5.00%(1)	Interest on a current basis.	02/28/2012
Gardens at Hillsboro Village Affiliate Loan	$1.3 million	30-day LIBOR + 5.00%(1)	Interest on a current basis.	03/31/2012
The Apartments at Meadowmont Affiliate Loan	$0.2 million(2)	30-day LIBOR +5.00%(1)	Interest on a current basis.	01/20/2012
_____________
(1) Subject to a floor of 7.00%.
(2) The outstanding principal balance is part of a $500,000 line of credit to be used for general working capital.

Debt Obligations of Our Unconsolidated Joint Ventures

In connection with our joint ventures’ acquisitions of the properties described above, the joint venture has entered loan agreements for senior financing of the acquisitions which are secured by the respective property.  The following is a summary of the mortgage loans which encumber the properties in which we have invested as of September 30, 2011:

Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Maturity Date
Springhouse at Newport News Mortgage Loan(1)	$23.4 million	5.66%	Interest only for the first two years, followed by monthly principal and interest payments of $135,221 with principal calculated using an amortization term of 30 years.	01/01/2020
Reserve at Creekside Village Mortgage Loan(2)	$12.88 million	4.6%	Monthly principal and interest payments of $59,155 with principal calculated using an amortization term of 40 years.	11/01/2050
Apartments at Meadowmont Mortgage Loan(1)	$28.5 million	5.55%	Interest only for the first two years, followed by monthly principal and interest payments of $162,715 with principal calculated using an amortization term of 30 years.	05/01/2020
Estates at Perimeter Mortgage Loan(1)	$17.97 million	4.25%	Interest only for the first two years, followed by monthly principal and interest payments of $88,344 with principal calculated using an amortization term of 30 years.	09/01/2017
Gardens at Hillsboro Village Mortgage Loan(1)	$23.19 million	3.97%	Interest only for the first two years, followed by monthly principal and interest payments of $110,288 with principal calculated using an amortization term of 30 years.	10/01/2017
_______________
(1) May be prepaid subject to a prepayment penalty.
(2) On or after December 1, 2012 until November 30, 2020, a prepayment premium equal to a percentage of the principal balance would be due.  The prepayment premium is 8% on December 1, 2012 and reduces by 1% every December 1 until December 1, 2020 when the loan can be prepaid without penalty.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly report on Form 10-Q for the three and nine months ended September 30, 2011.

	As of September 30,	As of December 31,
	2011	2010	2009
Balance sheet data
Total investments in unconsolidated real estate joint ventures	$5,565,306	$6,301,860	$2,385,450
Total assets	5,904,446	7,034,024	2,572,313
Notes payable to affiliates	4,984,578	4,834,578	2,754,520
Total liabilities	7,238,052	5,356,045	2,788,121
Total stockholders’ (deficit) equity	(1,424,950)	1,614,645	(215,808)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Year Ended December 31,
	2011	2010	2011	2010	2010	2009
Operating data
Equity income (loss) of unconsolidated joint ventures	$10,162	$(325,227)	$(89,258)	$(941,579)	$(1,147,224)	$(177,117)
Net Loss	(662,354)	(696,248)	(3,777,765)	(1,863,176)	(2,306,870)	(438,921)

Per share data
Net loss per common share – basic and diluted	$(0.80)	$(1.43)	$(5.01)	$(8.14)	$(6.95)	$(17.28)

Other data
Cash flows provided by (used in) operations	$(295,429)	$(572,386)	$(824,452)	$(492,047)	$(870,105)	$(191,953)
Cash flows used in investing activities	(19,364)	(3,322,116)	(55,430)	(5,437,157)	(5,455,647)	(2,562,567)
Cash flows provided by financing activities	283,213	3,450,994	956,348	5,940,283	6,264,126	2,740,382

Weighted average number of common shares outstanding, basic and diluted	828,387	489,423	754,151	229,340	333,701	25,405

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the National Association of Real Estate Investment Trusts (“NAREITs”) definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), as defined by the Investment Program Association (“IPA”).  MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;
(2)	straight line rent amounts, both income and expense;
(3)	amortization of above or below market intangible lease assets and liabilities;
(4)	amortization of discounts and premiums on debt investments;
(5)	impairment charges;
(6)	gains or losses from the early extinguishment of debt;
(7)
gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;
(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
(10)	gains or losses related to contingent purchase price adjustments; and
(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired.  Because we are currently in our offering and acquisition stage, we expect that the exclusion of acquisition expense will be our most significant adjustment for the near future, although no acquisition expenses have been incurred in the nine months ended September 30, 2011.  Thus, MFFO provides helpful information relevant to evaluating the Company’s operating performance in periods in which there is no acquisition activity.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the three and nine months ended September 30, 2011 and 2010.

Because we have been raising capital in our public offering since our inception, did not commence real estate operations until the end of 2009, and made several additional equity investments in 2010, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our historical operating performance.  Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of MFFO generated by our indirect equity interest in the properties for the three and nine months ended September 30, 2011 and 2010.

TABLE 1	Three Months Ended September 30,		Nine Month Ended September 30,
	2011	2010	2011	2010

Net Loss(1)	$(662,354)	$(696,248)	$(3,777,765)	$(1,863,176)
Add:
Pro-rata share of unconsolidated JV depreciation and amortization(2)	243,094	309,443	805,798	912,788
FFO	(419,260)	(386,805)	(2,971,967)	(950,388)
Add:
Pro-rata share of unconsolidated JV acquisition costs(2)	-	154,807	-	331,837
Acquisition costs per statement of operations	-	188,371	-	350,115
MFFO	$(419,260)	$(43,627)	$(2,971,967)	$(268,436)

(1)
The net loss for the nine months ended September 30, 2011 includes $1,646,818 of excess operating expenses approved by our Board of Directors on March 22, 2011 relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter thereafter through March 31, 2011.

(2)	This represents our share of depreciation and amortization expense and acquisition costs at the properties that we account for under the equity method of accounting.

TABLE 2	Three Months Ended September 30, 2011
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity (loss) income of unconsolidated JV	$(7,554)	$(796)	$(6,329)	$15,548	$9,293	$10,162
Pro-rata share of unconsolidated JV depreciation and amortization	96,235	29,588	44,260	46,488	26,523	243,094
	88,681	28,792	37,931	62,036	35,816	253,256
Affiliate loan interest, net(1)	(29,022)	-	(2,646)	(34,079)	(22,179)	(87,926)
Asset management and oversight fees	(27,423)	(8,303)	(18,516)	(17,385)	(10,947)	(82,574)
Corporate operating expenses(2)	(140,010)	(12,799)	(94,906)	(146,069)	(108,232)	(502,016)

Consolidated MFFO	$(107,774)	$7,690	$(78,137)	$(135,497)	$(105,542)	$(419,260)

TABLE 2	Nine Months Ended September 30, 2011
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity loss of unconsolidated JV	$(28,568)	$(22,353)	$(16,913)	$(10,031)	$(11,393)	$	$(89,258)
Pro-rata share of unconsolidated JV depreciation and amortization	287,348	88,400	132,372	183,613	114,065		805,798
	258,780	66,047	115,459	173,582	102,672		716,540
Affiliate loan interest, net(1)	(86,103)	-	(7,278)	(101,125)	(65,813)		(260,319)
Asset management and oversight fees	(82,266)	(24,910)	(55,405)	(51,914)	(32,810)		(247,305)
Corporate operating expenses(2)(3)	(898,785)	(133,913)	(643,661)	(882,021)	(622,503)		(3,180,883)

Consolidated MFFO	$(808,374)	$(92,776)	$(590,885)	$(861,478)	$(618,454)		$(2,971,967)

(1)	Affiliate notes payable expected to be paid from proceeds of the equity raise.
(2)	Corporate operating expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.
(3)
Corporate operating expenses include $1,646,818 of excess operating expenses approved by our Board of Directors relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter thereafter through March 31, 2011.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $53,125 and $45,625 was recognized for the nine months ended September 30, 2011 and 2010, respectively.
•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $7,543 and $4,962 was recognized for the nine months ended September 30, 2011 and 2010, respectively.

Historical Operating Performance of Properties Related to our Investments in Joint Ventures

We evaluate the performance of the properties in which we hold an interest through our equity investments in joint ventures based upon net operating income (“NOI”), which is a non- GAAP supplemental financial measure.  We use NOI to evaluate the operating performance of our real estate investments and to make decisions concerning the operation of the property.  We believe that NOI is essential to the investor in understanding the value of income-producing real estate.  Net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses.  Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

The following table presents the net operating income and a reconciliation of net operating income to net loss for each of the properties in which we own an interest and a further reconciliation to equity in net income (loss) of unconsolidated joint ventures as reflected on our statement of operations for the three and nine months ended September 30, 2011:

Three Months Ended:	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$1,010,074	$530,091	$1,029,891	$683,111	$851,430	$4,104,597
Operating expenses	(357,053)	(217,606)	(322,828)	(224,620)	(269,376)	(1,391,483)
Net Operating Income (NOI)(1)	653,021	312,485	707,063	458,491	582,054	2,713,114
Major renovation and other expenses	(68,013)	(27,706)	(57,532)	(3,584)	(64,935)	(221,770)
Income Before Debt Service and Depreciation and Amortization	585,008	284,779	649,531	454,907	517,119	2,491,344
Interest Expense (2)	(338,468)	(148,189)	(404,225)	(194,933)	(235,225)	(1,321,040)
Depreciation and amortization	(262,547)	(128,598)	(278,307)	(193,156)	(201,388)	(1,063,996)
Net (loss) income	(16,007)	7,992	(33,001)	66,818	80,506	106,308
Net income (loss) attributable to JV partners	(9,550)	8,788	(27,251)	50,949	70,696	93,632
Net income (loss) attributable to the Company	(6,457)	(796)	(5,750)	15,869	9,810	12,676
Amortization of deferred financing costs paid on behalf of joint ventures	(1,097)	-	(579)	(321)	(517)	(2,514)
Equity income (loss) of unconsolidated joint ventures	$(7,554)	$(796)	$(6,329)	$15,548	$9,293	$10,162

(1)
We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle (“GAAP”) supplemental financial measure.  We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property.  We believe that NOI is essential to the investor in understanding the value of income-producing real estate.  Net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses.  Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

(2)	Aggregate debt service ratio of 1.89.

Nine Months Ended:	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$2,943,519	$1,546,740	$2,988,861	$1,985,785	$2,471,640	$11,936,545
Operating expenses	(1,070,359)	(654,352)	(913,981)	(638,946)	(772,448)	(4,050,086)
Net Operating Income (NOI)(1)	1,873,160	892,388	2,074,880	1,346,839	1,699,192	7,886,459
Major renovation and other expenses	(138,683)	(124,585)	(125,332)	(31,505)	(127,354)	(547,459)
Income Before Debt Service and Depreciation and Amortization	1,734,477	767,803	1,949,548	1,315,334	1,571,838	7,339,000
Interest Expense (2)	(1,004,367)	(445,566)	(1,199,494)	(578,444)	(698,004)	(3,925,875)
Depreciation and amortization	(784,018)	(384,234)	(832,427)	(756,058)	(912,519)	(3,669,256)
Net loss	(53,908)	(61,997)	(82,373)	(19,168)	(38,685)	(256,131)
Net loss attributable to JV partners	(28,631)	(39,644)	(67,197)	(10,100)	(28,844)	(174,416)
Net loss attributable to the Company	(25,277)	(22,353)	(15,176)	(9,068)	(9,841)	(81,715)
Amortization of deferred financing costs paid on behalf of joint ventures	(3,291)	-	(1,737)	(963)	(1,552)	(7,543)
Equity loss of unconsolidated joint ventures	$(28,568)	$(22,353)	$(16,913)	$(10,031)	$(11,393)	$(89,258)

(1)
We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle (“GAAP”) supplemental financial measure.  We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property.  We believe that NOI is essential to the investor in understanding the value of income-producing real estate.  Net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses.  Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

(2)	Aggregate debt service ratio of 1.87.

Distributions

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders.  The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code.  As a result, our distribution rate and payment frequency may vary from time to time.  However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of cash flow provided by operations.

The cash distributions paid in the four quarters ended September 30, 2011 were approximately $343,506.  Distributions funded through the issuance of shares under our distribution reinvestment plan in the four quarters ended September 30, 2011 were approximately $155,699.  For the four quarters ended September 30, 2011, cash flow used in operations was approximately $1,202,510.  Distributions in excess of cash flow provided by operations were funded with proceeds from this offering.

The following table presents information regarding our distributions for the four quarters ended September 30, 2011:

	Distributions Paid						Sources of Cash Distributions
	Cash	Distributions Reinvested (DRIP)	Total	Cash Flow Used in Operations	Total Distributions Declared	Declared Distributions Per Share(1)	Cash Flow Provided by Operations/ Percent of Total Cash Distributions Paid	Offering Proceeds/ Percent of Total Cash Distributions Paid
2011
First Quarter	$88,927	$28,113	$117,040	$(18,644)	$117,538	$0.175	0.00/0	$88,927/100%
Second Quarter	83,135	46,179	129,314	(510,379)	134,526	0.175	0.00/0	83,135/100%
Third Quarter	92,101	51,968	144,069	(295,429)	148,402	0.175	0.00/0	92,101/100%

2010
Fourth Quarter	79,343	29,439	108,782	(378,058)	115,907	0.175	0.00/0	79,343/100%
Total	$343,506	$155,699	$499,205	$(1,202,510)	$516,373	$0.700	$0.00/0	$343,506/100%

(1)	Distributions declared per share assumes the share was issued and outstanding each day during the period and is based on a declared daily distribution rate of $0.00191781.

Since our inception on July 25, 2008 through September 30, 2011, we have paid total distributions, including distributions reinvested through our distribution reinvestment plan, of $583,131 and have had cumulative funds from operations (“FFO”) of approximately $(4,377,142).  For a discussion of how we calculate FFO and why our management considers it a useful a measure of REIT operating performance as well as a reconciliation of FFO to our net loss, please see “—Funds from Operations and Modified Funds From Operations” above.

On March 22, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from April 1, 2011 through June 30, 2011.  On May 12, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from July 1, 2011 through September 30, 2011.  Additionally, on August 8, 2011, our board of directors declared distributions of $0.00191781 per common share based on daily record dates for the period from September 30, 2011 through December 31, 2011. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month.  A portion of each distribution may constitute a return of capital for tax purposes.  As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures, we can make no assurance that our board of directors will continue to approve monthly distributions at the current rate; however the recently approved distributions and the distributions paid to date represent an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share.  Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net value for in-place leases and loan costs net of amortization) minus total liabilities, divided by the total number of shares of common stock outstanding.  It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments.  Real estate values have historically risen or fallen with market conditions.  Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share.  It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives.  Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of September 30, 2011, our net tangible book value per share was $(1.87).  To the extent we are able to raise substantial additional proceeds in this offering, the liabilities that cause dilution in the value of our common stock are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share.  The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at September 30, 2011 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets.  Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Management Compensation

 Our advisor, Bluerock Enhanced Multifamily Advisor, LLC, and its affiliates, and our dealer manager receive compensation and fees for services relating to this offering and managing our assets.  In addition, our advisor and its affiliates receive reimbursements for certain organization and offering costs.  Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates and to the dealer manager, and any related amounts payable, for the three months ended September 30, 2011 and the year ended December 31, 2010:

	Incurred for the		Payable as of
Type of Compensation	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	September 30, 2011	December 31, 2010
Selling Commissions	$541,160	$395,574	$-	$-
Dealer Manager Fee(1)	$225,748	$169,755	$-	$-
Asset Management and Oversight Fees	$247,305	$223,436	$479,881	$232,576
Acquisition Fees	$-	$362,766	$81,776	$81,776
Financing Fees	$-	$75,064	$14,491	$14,491
Other Offering Costs(2)	$-	$507,656	$-	$-
Reimbursable Organizational Costs	$-	$49,931	$49,931	$49,931
Reimbursable Operating Expenses	$2,207,276	$-	$847,897	$-

(1) Includes amounts reallowed from the dealer manager fee to selected dealers.
(2) Our advisor has incurred an additional $2.3 million of other offering expenses on our behalf; these will become payable as additional offering proceeds are raised in this offering to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.
(3) As of December 31, 2010, our advisor had incurred $677,000 of operating expenses on our behalf; however, these amounts were in excess of the limit on total operating expenses imposed by our charter, and our independent directors had not yet determined the excess amount to be justified based on unusual and nonrecurring factors.  The board made this determination at its meeting on March 22, 2011.  At that time these expenses became payable.

Share Repurchase Plan

Our board of directors has adopted a share repurchase plan that permits you to sell your shares back to us, subject to conditions and limitations of the plan.  Among other limitations, we will not repurchase in excess of 5% of the number of outstanding shares of common stock as of the same date in the prior calendar year. Also, the cash available for repurchase will be limited to the net proceeds from the sale of shares under our distribution reinvestment plan during the previous fiscal year.  In addition, because our board of directors did not declare distributions until May 2010, we expect to have few funds available to redeem shares under our share repurchase plan in 2011.  Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice. During the three months ended September 30, 2011, the Company redeemed $15,000 of common stock.  Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2010 totaling $63,334 and during 2011 totaling $126,260, the Company could redeem up to $48,334 of shares for the remainder of 2011 and $126,260 in 2012.  As the Company has received additional redemption requests that they are able to fill from the remaining net proceeds from the sale of the shares under the dividend reinvestment plan for 2010 and through September 30, 2011 totaling $83,250 it has reclassified this amount from redeemable common stock to other accrued liabilities as of September 30, 2011.  Subsequent to September 30, 2011, the Company redeemed shares up to the limit of $48,334.

EXTENSION OF AFFILIATE LOAN

On December 3, 2011, we,  through a wholly owned subsidiary, BEMT Springhouse, LLC, entered into a Secured Promissory Note Modification Agreement (the “Springhouse Agreement”) with Bluerock Special Opportunity + Income Fund, LLC, an affiliate of our sponsor, to extend the maturity date of its $3.2 million affiliate loan (the “Springhouse Affiliate Loan”).  The Springhouse Affiliate Loan is related to our investment in the joint venture through which we acquired the 432-unit multifamily community known as Springhouse at Newport News.  The Springhouse Agreement extends the Springhouse Affiliate Loan for an additional six-month period from December 3, 2011 to June 3, 2012.  All other terms of the Springhouse Affiliate Loan remain unchanged.

SALES LITERATURE

In addition to this prospectus, we may use certain supplemental sales material in connection with the offering of the shares. However, such sales material will only be used when accompanied by or preceded by the delivery of this prospectus. This material, prepared by our advisor, may include the following: a brochure describing the advisor and its affiliates and our investment objectives; a brochure describing our investment objectives and opportunity and our offering accompanying our electronic prospectus kits; a fact sheet that provides information regarding properties purchased to date and other summary information related to our offering; property brochures; a power point presentation that provides information regarding our company and our offering; and the past performance of programs managed by our sponsor. No person has been authorized to prepare for, or furnish to, a prospective investor any sales material other than that described herein and “tombstone” newspaper advertisements or solicitations of interest that are limited to identifying the offering and the location of sources of additional information.